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                                                                    Exhibit 4.9

[COMPANY LOGO]                          ST Assembly Test Services Ltd
                                        5 Yishun Street 23 Singapore 768442
                                        Tel: 7555885   Fax: 7559006


                             PRIVATE & CONFIDENTIAL

ER/pfile

7 Jan 2002

Tan Bock Seng
6 Brighton Avenue
Singapore 559236

Dear Bock Seng,

LETTER OF APPOINTMENT

1. I am pleased to confirm your appointment as Advisor to the STATS Board with effect from 8 Jan 2002.

2. This appointment as Advisor to the STATS Board will be on a yearly contractual renewal basis. This contractual agreement may be terminated by either party by giving one month's notice.

3. You will receive a monthly retainer fee of S$60,000. Your service benefits which you enjoyed as CEO STATS will remain unchanged during your tenure.

4. In the event that the company terminates your service within 2 years from the date of appointment, or does not renew your service beyond 2 years from your appointment date, the company will pay you a service gratuity of S$1.5 million. This service gratuity will not be payable if your service is terminated for cause as defined in Annex A or if you resign on your own accord. If you are terminated for cause as defined in Annex A, any outstanding STATS options which you were allowed to retain on retirement as CEO STATS, would also lapse from the date of termination.

5. In addition, you are also eligible for success fees. The expectation is for 2 deals (eg. major acquisition or investment) to be completed during your service. A fee of S$500,000 would be paid on successful completion of the first deal and S$250,000 would be payable for the second successful deal. Where the deal contributes positively to the EVA of STATS, a bonus of 1% share of the attributable EVA improvement would be awarded. This sharing will be spread over a 5 year period and the payouts will be in accordance with the EVA-based incentives policy.

Thank you and I look forward to your continued contributions to STATS.

/s/ Ho Ching
Ho Ching
Chairman ERCC

Copy to :
Cheo Hock Kuan
Secretary ERCC